3-27-02

02030017

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For 27 March, 2002

GlaxoSmithKline plc
(Name of registrant)

GLAXO WELLCOME HOUSE, BERKELEY AVENUE,
GREENFORD, MIDDLESEX UB6 0NN
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F

Form 20-F _____ Form 40-F

Indicate by check mark whether the registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ____ No ___

GlaxoSmithKline

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel. +44 (0)20 8047 5000
www.gsk.com

27 March 2002

GlaxoSmithKline Services plc (formerly Glaxo Wellcome plc)
U.S.$500,000,000 6.125% Notes due 2006

The following announcement is required under the UK Listing Authorities Listing Rules due to changes to the Issuer and Guarantors of the Notes following an internal reorganisation at GlaxoSmithKline plc.

With effect from 27 March 2002, GlaxoSmithKline plc has given an unconditional and irrevocable guarantee of the obligations of GlaxoSmithKline Services plc in relation to the Notes.

It is expected that with effect from 28 March 2002, GlaxoSmithKline Services plc will be substitued by GlaxoSmithKline Capital plc as the principal debtor in respect of the U.S.$500,000,000 6.125% Notes due 2006. Upon such substitution, GlaxoSmithKline Services plc will give an unconditional and irrevocable guarantee of the obligations of GlaxoSmithKline Capital plc in relation to the Notes. With effect on or before 31 March 2002, GlaxoSmithKline Services plc will be re-registered as an unlimited liability company.

With effect from 27 March 2002, Citibank, N.A., Brussels branch and Citibank (Luxembourg) S.A. have resigned as Paying Agents in respect of the Notes and The Bank of New York, Brussels branch and Dexia Banque Internationale à Luxembourg S.A. have agreed to act as replacement Paying Agents of the Issuer and the Guarantors in relation thereto.

SM Bicknell

Company Secretary

Enquiries

UK Media enquiries:	*Martin Sutton*	*(020) 8966 8372*
	Alan Chandler	(020) 8966 8372
US Media enquiries:	Nancy Pekarek	(215) 751 7709
	Mary Anne Rhyne	(919) 483 2319
European Analyst/Investor enquiries:	Duncan Learmouth	(020) 8966 5961
	Anita Kidgell	(020) 8966 8369
	Philip Thomson	(020) 8966 8378
US Analyst/ Investor enquiries:	Frank Murdolo	(215) 751 7002
	Tom Curry	(215) 751 5419

Registered in England & Wales
No. 3888792

Registered office
980 Great West Road
Brentford, Middlesex, TW8 9GS

GlaxoSmithKline

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel. +44 (0)20 8047 5000
www.gsk.com

27 March 2002

GlaxoSmithKline Services plc (formerly Glaxo Wellcome plc)
£500,000,000 8.75% Bonds due 2005

The following announcement is required under the UK Listing Authorities Listing Rules due to changes to the Issuer and Guarantors of the Bonds following an internal reorganisation at GlaxoSmithKline plc.

With effect from 27 March 2002, GlaxoSmithKline plc has given an unconditional and irrevocable guarantee of the obligations of GlaxoSmithKline Services plc in relation to the Bonds.

It is expected that with effect from 28 March 2002, GlaxoSmithKline Services plc will be substitued by GlaxoSmithKline Capital plc as the principal debtor in respect of the £500,000,000 8.75% Bonds due 2005. Upon such substitution, GlaxoSmithKline Services plc will give an unconditional and irrevocable guarantee of the obligations of GlaxoSmithKline Capital plc in relation to the Bonds. With effect on or before 31 March 2002, GlaxoSmithKline Services plc will be re-registered as an unlimited liability company.

With effect from 27 March 2002, Citibank, N.A., Brussels branch and Citibank (Luxembourg) S.A. have resigned as Paying Agents in respect of the Bonds and The Bank of New York, Brussels branch and Dexia Banque Internationale à Luxembourg S.A. have agreed to act as replacement Paying Agents of the Issuer and the Guarantors in relation thereto.

SM Bicknell

Company Secretary

Enquiries

UK Media enquiries:	Martin Sutton	(020) 8966 8372
	Alan Chandler	(020) 8966 8372
US Media enquiries:	Nancy Pekarek	(215) 751 7709
	Mary Anne Rhyne	(919) 483 2319
European Analyst/Investor enquiries:	Duncan Learmouth	(020) 8966 5961
	Anita Kidgell	(020) 8966 8369
	Philip Thomson	(020) 8966 8378
US Analyst/ Investor enquiries:	Frank Murdolo	(215) 751 7002
	Tom Curry	(215) 751 5419

Registered in England & Wales
No. 3888792

Registered office
980 Great West Road
Brentford, Middlesex. TW8 9GS

GlaxoSmithKline

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel. +44 (0)20 8047 5000
www.gsk.com

Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

26 March 2002	Abacus (GW) Trustees Limited, as trustee of The Glaxo Wellcome Employee Trust ("the Trust"), sold 1,209 Ordinary Shares in the Company at £16.5225 per share.

The Company was advised of these transactions on 27 March 2002.

The Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline Services plc (formerly Glaxo Wellcome plc) and its subsidiaries are potential beneficiaries. Two of the Company's directors, Sir Richard Sykes and John Coombe are therefore interested in the shares held in the Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline Services plc and its subsidiaries.

S M Bicknell
Company Secretary

27 March 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: 27 March, 2002

By:

VICTORIA LLEWELLYN
Authorised Signatory for and on
behalf of GlaxoSmithKline plc